Mail Stop 3561

May 1, 2008

<u>Via Fax & U.S. Mail</u>

Bryan Hunsaker
Chief Executive Officer
Franchise Capital Corporation
10288 Jordan Gateway Suite F
South Jordan, UT 84095

> **Re: Franchise Capital Corporation**
> **Form 8-K dated October 4, 2007**
> **Filed October 19, 2007**
> **Form 8-K/A dated October 4, 2007**
> **Filed October 25, 2007**
> **Form 8-K/A dated October 4, 2007**
> **Filed April 2, 2008**
> **File No. 000-50127**

Dear Mr. Hunsaker:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant